Hitek Global Inc.

Unit 304, No. 30 Guanri Road, Siming District

Xiamen City, Fujian Province, People’s Republic of China

January 3, 2019

VIA EDGAR

Mara L. Ransom

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re:	Hitek Global Inc.

Amendment No. 3 to Registration Statement on

Form F-1 Submitted November 20, 2018

CIK No. 0001742341

Dear Ms. Ransom:

Hitek Global Inc. (the “Company”, “HiTek,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 4, 2018 regarding our Registration Statement on Form F-1 (the “Registration Statement”) submitted on November 20, 2018. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended F-1 submitted accompanying this Response Letter is referred to as Amendment No. 3.

Results of Operations

Six Months Ended June 30, 2018 Compared to Six Months Ended June 30, 2017 (Unaudited)

Revenue, page 34

1.           We note your disclosure that the overall increase in revenue resulted from sales to a related party. In this regard we note related party revenues were $499,896 for the six months ended June 30, 2018 and $760,316 for the year ended December 31, 2017 totaling $1,260,212. We further note accounts receivable from related parties was $1,313,796 at June 30, 2018. The increase from December 31, 2017 amounting to $420,711 approximates revenues for the interim period. The balance of accounts receivable from related parties at June 30, 2018 appears to exceed revenues recorded from related parties for the past 18 months. Please tell us how you determined collectability is reasonably assured, and how you determined no valuation allowance was necessary at December 31, 2017 and June 30, 2018. If you have received any payments for the amounts due, please include the date and amount received in your response.

Response: In response to the Staff’s comment, the Company respectfully informs the Staff that the Company reviews the accounts receivable on a periodic basis. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, a customer’s historical payment history, its current credit-worthiness and current economic trends. The Company uses exchange rate at each balance sheet date to convert the accounts receivable from RMB into USD and average rate for each year to convert revenue from RMB into USD. As of December 31, 2016, the accounts receivable of related parties was $940,012 (RMB6,528,194).

For the year ended December 31, 2017, total revenue from related parties was $760,316 (RMB5,139,615), and $1,015,644 (RMB6,608,186) was collected during the year ending December 31, 2017 which included $1,003,350 (RMB6,528,194) collection of balance of December 31, 2016. The Company has no historical collection issues with those related parties. Hence, the Company didn’t provide valuation allowance of those receivable. Please refer to the following table of accounts receivable of related parties for the year ended December 31, 2017:

Accounts receivable of related parties movement for the year ended December 31, 2017.

Accounts receivable – related parties	December 31, 2016	Revenue plus VAT		Collection	December 31, 2017
Total	6,528,194	5,890,758		6,608,186	5,810,766
Closing Exchange rate as of December 31, 2017	6.5064	6.5064		6.5064	6.5064
In USD$	1,003,350	905,379	(i)	1,015,644	893,085

(i)	$905,379 (RMB5,890,758) includes $760,316 (RMB5,139,615) revenue and $145,063 (RMB751,143) Value Added Tax (“VAT”).

For the six months ended June 30, 2018, total revenue from related parties was $499,896 (RMB3,182,615). As of June 30, 2018, there was $1,313,796 (RMB8,696,145) accounts receivable from related parties and $125,395 (RMB830,000) was collected as of the filing date of the initial registration statement, and additional $679,850 (RMB4,500,000) was collected as of December 31, 2018.   An additional $226,617 (RMB1,500,000) will be collected no later than January 31, 2019. Please refer to the following table accounts receivable of related parties for the six months ended June 30, 2018:

Accounts receivable of related parties movement for the six months ended June 30, 2018.

Accounts receivable – related parties	December 31, 2017	Revenue plus VAT		Collection	June 30, 2018
Total	5,810,766	3,715,379		830,000	8,696,145
Closing Exchange rate as of June 30, 2018	6.6191	6.6191		6.6191	6.6191
In USD$	877,879	561,312	(ii)	125,395	1,313,796

(ii)	$561,312 (RMB3,715,379) includes $499,896 (RMB3,182,615) revenue and $61,416 (RMB532,764) Value Added Tax (“VAT”).

The Company has no historical collection issues with those related parties and the aging of those receivables are within one year, the Company didn’t provide valuation allowance on the accounts receivable from related parties as of June 30, 2018.

The Company added the Values Added Tax (“VAT”) accounting policy disclosure on Page F-14 and Page F-33 of Amendment No. 3, as follows:

“ Value Added Taxes (“VAT”)

Prior to May 1, 2018, the Company is subject to VAT at the rate from 6% and 17% on revenue generated from providing services and products, respectively. Starting from May 1, 2018, the VAT rate for revenue generated from providing products was changed from 17% into 16%. VAT is reported as a deduction of revenue when incurred.   Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable.

Income tax expense, page 36

2.            We note your disclosure that the decrease in income tax expense was primarily attributable to Huoerguosi’s exemption from income taxes resulting in an income tax savings of approximately $143,000 for the six months ended June 30, 2018. Please expand your disclosure to clarify that Huoerguosi was not established in the Xingiang Huoerguosi until September 2017 and as such, if true, had no income subject to exemption in the six months ended June 30, 2017.

Response: In response to the Staff’s comment, the Company added the following sentence “Huoerguosi was established in the Xingiang Huoerguosi in September 2017 and there was no income subject to tax exemption in the six months ended June 30, 2017.” in Note 10 on Page F-38 of Amendment No. 3 and under the Income tax expense on Page 36 of Amendment No.3.

Business

Services, page 51

3.            We note your reference to the year ended June 30, 2018 rather than the six months ended June 30, 2018. Please revise. Similar revisions should be made in the first paragraph under Customers of page 53 and in Note 10 under Hong Kong on page F-37.

Response: In response to the Staff’s comment, the Company revised the disclosure in the first paragraph under Service of Page 51 of Amendment No.3, in the first paragraph under Customers of Page 53 of Amendment No.3, in the fourth paragraph in Note 10 under Hong Kong on Page F-37 of Amendment No.3, and in the second paragraph under Sales revenues from related parties of Page 66 of Amendment No.3.

Underwriting, page 84

4.            We understand that your underwriter’s over-subscription allowance may be exercised in whole or in part and that this allowance may not be exercised until the maximum amount of the offering has been met on or prior to the Termination Date. We believe this means that the over-subscription allowance may be exercised no sooner than the Termination Date and no later than a date 45 days after the Termination Date. Please confirm our understanding. If this understanding is accurate, tell us whether your shares are expected to be listed and traded on NASDAQ on or before the over-subscription option may be exercised. Your prospectus cover page states that a condition to your obligation to sell any securities through the underwriter is that, upon “closing” of the offering, your Class A Ordinary Shares will qualify for listing on The NASDAQ Capital Market; clarify your reference to “closing” by reference to satisfaction of the minimum amount, maximum amount or some other event. We may have further comment.

Response: We confirm that the over-subscription allowance may be exercised no sooner than the Termination Date and no later than a date 45 days after the Termination Date. We expect that the ordinary shares will be listed and traded on NASDAQ on or before the over-subscription option may be exercised.

We have also revised the disclosure on the cover page to the following: “One of the conditions to our obligation to sell any securities through the underwriter is that, upon satisfaction of the minimum amount and the closing of the offering, the Class A Ordinary Shares would qualify for listing on The NASDAQ Capital Market.”

Notes to Unaudited Condensed Consolidated Financial Statements

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page F-12

5.            We reviewed your response to our comment 1 and noted revised disclosure on pages 33 and F-32. Please include your revised disclosure for your sales of the GTD devise within the audited Notes to Consolidated Financial Statements on page F-13.

Response: In response to the Staff’s comment, the Company revised and added the following disclosure in italics in the revenue recognition policy for GTD device on Page F-13 of Amendment No.3. Please see below for the disclosure.

Tax Devices and Services

All businesses in China are required to purchase the Anti-Counterfeiting Tax Control System (“ACTCS” or Golden Tax Disk or GTD) tax devices to issue the VAT Invoice and for quarterly VAT filing. HiTek is authorized to carry out the implementation of ACTCS specialty hardware retailing. The price of GTD and related supporting services are determined by the National Development and Reform Commission. Revenue from the sales of GTD devices is recognized when title and risk of loss passes to the customer, delivery is considered complete, and collectability is reasonably assured.

The Company provides the after-sales supporting services and charges the service fee on an annual basis. The service period is usually one year. Revenue related to its service is recognized as the services are performed and amounts are earned, using the straight-line method over the term of the related services agreement.

The Company’s revenues are derived from its gross billings and is reported on a gross basis since the Company is primarily obligated in the transaction, is subject to inventory and credit risk and has several but not all of the indications that revenue should be recorded on the gross basis in accordance with ASC 605-45, “Overall Consideration of Reporting Revenue Gross as a principal versus Net as an Agent.”

Prepayments received from customers prior to the services being performed are recorded as deferred revenue.

Research and Development Expenses, page F-32

6.            We note your disclosure that the total software development contract price is $1.11 million at June 30, 2018. Yet, in Note 2 to the audited consolidated financial statements on page F-14, you state that the total contract price of your software development contract was $0.97 million, the price was fixed, and no additional consideration was required by the company. Please reconcile the inconsistency in your disclosure. If the contract was modified then please disclose the nature of the modification. Further please clarify and disclose how the amounts you have capitalized and included in advances to suppliers correspond to the installment payment terms under the contract; and, disclose when the official version is expected to launch.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the Company signed a supplementary agreement with Beijing Sanli Haitian Technology Co., Ltd with a contract amount of RMB1,800,000 (USD $271,940) on April 12, 2018. The supplementary contract added a hardware product sales application module to the original development function. Please refer to the following table for the amount of the software contract:

	June 30, 2018	December 31, 2017
	(Unaudited)
Software contract amount (RMB)	7,380,000	6,300,000
Closing exchange rate	6.6191	6.5064
In USD$	1,114,955	968,277

In response to the Staff’s comment, the Company inserted the additional paragraph on Page F-33 of Amendment No. 3, as follows: “During the six months ended June 30, 2018, the Company modified the contract with one vendor and added a new module on one of the software programs. ” and “As of December 31, 2018, the Company paid off the remaining 20% of contract amount and the software programs are ready to be used. The software programs will be launched no later than Jan 15, 2019 after developer verifications are completed and approved by apple store.”

Unaudited Condensed Consolidated Statements of Cash Flows, page F-27

7.           We note your disclosure that the changes in operating assets for accounts receivable from related parties, due from related party and due to related parties in the unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2018 are significantly higher than the actual calculated changes in such balances based on the amounts presented in the unaudited condensed consolidated balance sheets on page F-25. Please revise the inconsistency in your disclosure or advise.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the difference was caused by the different exchange rates used in the unaudited condensed consolidated balance sheets and in the unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2018 on page F-25 Amendment No.3. The Company uses the average exchange rate for the year and the exchange rate at the balance sheet date to translate the cash flows and financial position, respectively.

The following represented related party balances as of June 30, 2018 and December 31, 2017:

	June 30,	December 31,
	2018	2017
	(Unaudited)
Due from related parties
Beijing Longchen Building Decoration Engineering Company Limited (1)	$-	$215,173
	$-	$215,173

Due to related party
Fengqi (Beijing) Zhineng Technology Co., Ltd.	$388	$13,009
Shenping Yin	-	155,376
	$388	$168,385

Accounts receivable - Related Parties
Baotou Zhongzhe Hengtong Technology Co., Ltd.	$395,099	$440,366
Fengqi (Beijing) Zhineng Technology Co., Ltd.	-	89,143
Beijing Zhongzhe Yuantong Technology Co., Ltd.	918,697	363,576
	$1,313,796	$893,085

The following represented related party balance movement as calculated from the balances reported on the Company’s consolidated balance sheet between June 30, 2018 and December 31, 2017:

	30-Jun-18	31-Dec-17	Movement
	(Unaudited)		6/30/2018 VS 12/31/2017
	USD$	USD$	USD$
Due from related parties	-	215,173	(215,173)
Due to related party	388	168,385	(167,997)
Accounts receivable from Related Parties	1,313,796	893,085	420,711

The exchange rates as of June 30, 2018 and December 31, 2017 and for the six months ended June 30, 2018 and 2017 are as follows:

	June 30,	December 31,	Six months ended June 30,
Foreign currency	2018	2017	2018	2017
	Balance Sheet	Balance Sheet	Cash flow	Cash flow
	Closing exchange rate	Closing exchange rate	Average exchange rate	Average exchange rate
RMB:1USD	6.6191	6.5064	6.36655	6.87433

Note 8 – Related Party Transactions, page F-36

8.            We note the change in your account receivables-related party, net balance from Beijing Zhongzhe Yuantong Technology Co., Ltd. at June 30, 2018 as compared to December 31, 2017 increased by $555,121 which exceeds the sum of your hardware and software revenues to Beijing Zhongzhe Yuantong Technology Co., Ltd. of $499,896 for the six months ended June 30, 2018. Please reconcile the related party receivables due from Beijing Zhongzhe Yuantong Technology Co., Ltd. and the related revenues presented in the tables on page F-36 to the unaudited condensed consolidated balance sheets and consolidated statements of operations and comprehensive income on pages F-25 and F-26 and to management’s working capital discussion and analysis on page 38.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the difference was caused by (i) the different exchange rate used in the unaudited condensed consolidated balance sheets and in the unaudited condensed consolidated statements of operations and comprehensive income for the six months ended June 30, 2018 on page F-36 of Amendment No.3. (ii) the Value Added Tax (“VAT”) rate for sale of software was changed from 17% to 16% from May 1, 2018. Please refer to the following table" The reconciliation of the account receivable and revenue for the six months ended June 30, 2018” for the detailed analysis.

The following represented related party balance as of June 30, 2018 and December 31, 2017 in USD dollars:

	June 30,	December 31,
	2018	2017
	(Unaudited)
Accounts receivable – Related Parties
Beijing Zhongzhe Yuantong Technology Co., Ltd. (5)	918,697	363,576

The exchange rates as of June 30, 2018 and December 31, 2017 and for the six months ended June 30, 2018 and 2017 are as follows:

	June 30,	December 31,	Six months ended June 30,
	2018	2017	2018	2017
Foreign currency	Balance Sheet	Balance Sheet	Profit/loss	Profit/loss
RMB:1USD	6.6191	6.5064	6.36655	6.87433

The following represented related party balance as of June 30, 2018 and December 31, 2017 in RMB by using the above exchange rate as of the June 30, 2018, December 31, 2017 and for six months ended June 30, 2018 and 2017:

	June 30,	December 31,	Fluctuation
	2018	2017	2018 Vs. 2017
Accounts receivable – Related Parties	RMB	RMB	RMB
Beijing Zhongzhe Yuantong Technology Co., Ltd.	6,080,947	2,365,571	3,715,376

The reconciliation of the account receivable and revenue for the six months ended June 30, 2018

	2018.1.1-2018.4.30	2018.5.1-2018.6.30	As of June 30, 2018	Six months ended June 30, 2018	Six months ended June 30, 2018
Account receivable – Related Parties	RMB	RMB	RMB	Exchange rate	USD
Beijing Zhongzhe Yuantong Technology Co., Ltd.	2,755,376	960,000	3,715,376
VAT rate	17%	16%
Revenue	2,355,022	827,586	3,182,608	6.36555	499,974

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at (212) 530-2208.

Very truly yours,

/s/ Xiaoyang Huang
Xiaoyang Huang CEO

cc:	Joan Wu
Hunter Taubman Fischer & Li LLC